Exhibit 2(d)
                           SCUDDER MUTUAL FUNDS, INC.

     On September 4, 1996, the Board of Directors of Scudder Mutual Funds, Inc. adopted the following amending the By-Laws of the corporation to read as follows:

         RESOLVED, that Article I, Section 2 and Article II, Section 14 of the Fund's By-Laws is hereby amended effective October 1, 1996 to read as follows (additions underlined, deletions struck out):

                  SECTION 2. Special Meetings. Special meetings of the stockholders of a Portfolio for any purpose or purposes, unless otherwise prescribed by statute or by the Corporation's Articles of Incorporation, may be held at any place within the United States, and may be called at any time by the Board of Directors or by the President, and shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders entitled to cast at least 25 (twenty-five) 50 (fifty) percent (at least 10 (ten) percent for the purpose of removing a director) of the votes entitled to be cast at the meeting. Notwithstanding the foregoing, unless requested by stockholder of a Portfolio entitled to cast a majority of the votes entitled to be cast at the meeting, a special meeting of such stockholders need not be called at the request of stockholders to consider any matter which is substantially the same as a matter voted on at any special meeting of the stockholders of the Portfolio held during the preceding 12 (twelve) months. A written stockholder request for a meeting shall state the purpose or purposes of the proposed meeting and the matters proposed to be acted on at it, and the stockholders requesting such meeting shall have paid to the Corporation the reasonably estimated cost of preparing and mailing the notice thereof, which the Secretary shall determine and specify to such stockholders; and

                  SECTION 14. Committees. The Board of Directors may designate by resolution one or more committees including an executive committee of the Board of Directors, each consisting of 2 (two) or more Directors. To the extent provided in the resolution, and permitted by law, the committee or committees shall have and may exercise the powers of the Board may delegate to these committees any of its powers, except the power to authorize the issuance of stock, declare a dividend or distribution on stock, recommend to stockholders any action requiring stockholder approval, amend these By-laws, or approve any merger or share exchange which does not require stockholder approval of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it. If the Board of Directors has given general authorization for the issuance of stock, providing for or establishing a method or procedure for determining the maximum number of shares to be issued, a committee of the Board, in accordance with that general authorization or any stock option or other plan or program adopted by the Board, may authorize or fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued including all terms and conditions required or permitted to be established or authorized by the Board of Directors under Section 1 of these By-Laws. [MGCL ss. 2-411]. Any committee or committees shall have the name or names determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required. The members of a committee present at any meeting, whether or not they constitute a quorum, may appoint a director to act in the place of an absent member.

                                       2